                                                                HEI Exhibit 12.1
                                                                ----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)


                                                             Six months ended                          Six months ended
                                                                 June 30,                                  June 30,
                                                 ------------------------------------      ------------------------------------
(dollars in thousands)                                   2000 (1)             2000 (2)             1999 (1)             1999 (2)
-------------------------------------------------------------------------------------------------------------------------------

Fixed charges
Total interest charges (3).......................       $ 97,032             $153,447             $ 75,187             $138,782
Interest component of rentals....................          2,282                2,282                2,225                2,225
Pretax preferred stock dividend requirements of
 subsidiaries....................................          1,679                1,679                1,794                1,794
Preferred securities distributions of
   trust subsidiaries............................          8,018                8,018                8,007                8,007
                                                 ---------------      ---------------      ---------------      ---------------


Total fixed charges..............................       $109,011             $165,426             $ 87,213             $150,808
                                                 ===============      ===============      ===============      ===============



Earnings
Pretax income from continuing operations.........       $ 81,088             $ 81,088             $ 69,986             $ 69,986
Fixed charges, as shown..........................        109,011              165,426               87,213              150,808
Interest capitalized.............................         (1,580)              (1,580)              (1,374)              (1,374)
                                                  ---------------           ----------            ---------             --------

Earnings available for fixed charges.............       $188,519             $244,934             $155,825             $219,420
                                                 ===============      ===============      ===============      ===============


Ratio of earnings to fixed charges...............           1.73                 1.48                 1.79                 1.45
                                                 ===============      ===============      ===============      ===============

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Interest on nonrecourse debt from leveraged leases is not included in total interest charges nor in interest expense in HEI's consolidated statements of income.